April 22, 2025

Bill Chen
Chief Executive Officer
Lakeshore Acquisition III Corp.
667 Madison Avenue
New York, NY 10065

       Re: Lakeshore Acquisition III Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 18, 2025
           File No. 333-286395
Dear Bill Chen:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Dilution, page 76

1.     We note your revised disclosure and response to prior comment 1.
However, you
       continue to include disclosure in the introductory paragraph that appears to be inconsistent with your calculation which contemplates the dilutive impact of the conversion of public and private rights. Specifically, you disclose that "[s]uch calculation does not reflect any dilution associated with the sale and conversion of rights" and that "(iv) no value is attributed to the rights." Please revise.
 April 22, 2025
Page 2
Description of Securities
Rights, page 127

2. We note you removed disclosure here regarding what happens if you are not the surviving entity in an initial business combination, including the fact that holders of rights will automatically receive one-sixth of one ordinary share only when you are the surviving entity. However, we note this information is still included on page 12 in the Terms of Rights disclosure. Please revise to ensure these disclosures are consistent.

       Please contact Brittany Ebbertt at 202-551-3572 or Chris Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-
3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Giovanni Caruso, Esq.